Filed by Hillenbrand, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Milacron Holdings Corp.

Commission File No.: 001-37458

Date: September 9, 2019

Our Transformation Continues September 2019

Cautionary Statements 2 This presentation contains statements, including statements regarding the proposed acquisition of Milacron Holdings Corp. (“Milacron”) by Hillenbrand, Inc. (“Hillenbrand”) that are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, financings, share repurchases and other measures of financial performance or potential future plans or events, strategies, objectives, expectations, beliefs, prospects, assumptions, projected costs or savings or transactions of Hillenbrand, Milacron or the combined company following Hillenbrand's proposed acquisition of Milacron (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. In some cases, forward-looking statements can be identified by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “outlook,” “guidance” and similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are not guarantees of future performance or events, and actual results or events could differ materially from those set forth in any forward-looking statement due to any number of factors. These factors include, but are not limited to: the impact of the 2017 Tax Cuts and Jobs Act, enacted by the U.S. government on December 22, 2017, on Hillenbrand's or Milacron's financial position, results of operations, and cash flows; the outcome of any legal proceedings that may be instituted against Hillenbrand, Milacron or any companies each may acquire; global market and economic conditions, including those related to the credit and equity markets and international trade related matters, tariffs and other trade matters; volatility of our respective investment portfolios; adverse foreign currency fluctuations; involvement in claims, lawsuits and governmental proceedings related to operations; labor disruptions; the dependence of Hillenbrand's business units on relationships with several large providers; demand for our respective products being significantly affected by general economic conditions; increased costs or unavailability of raw materials; continued fluctuations in mortality rates and increased cremations; competition from nontraditional sources in the death care industry; any decline in the use of plastic; cyclical demand for industrial capital goods; the competitiveness of the industries in which we operate and the financial resources of our competitors; certain tax-related matters; changes to legislation, regulation, treaties or government policy, including any resulting from the current political environment; the ability of Hillenbrand and Milacron to receive the required regulatory approvals for the Proposed Transaction, or that such regulatory approvals are obtained subject to conditions that are not anticipated or that could adversely affect the combined company or the expected benefits of the Proposed Transaction, the ability of Milacron to receive the approval of Milacron's stockholders and the ability of Milacron and Hillenbrand to satisfy the other conditions to the closing of the Proposed Transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Hillenbrand and Milacron to terminate the merger agreement; negative effects of the announcement or the consummation of the Proposed Transaction on the market price of Hillenbrand's and/or Milacron's common stock and/or on their respective businesses, financial conditions, results of operations and financial performance (including the ability of Milacron to maintain relationships with its customers, suppliers and others with whom it does business); uncertainties as to access to available financing of the Proposed Transaction (including financing for the Proposed Transaction) on a timely basis and on reasonable terms; uncertainties as to the long-term value of the common stock of Hillenbrand following the merger, including the dilution caused by Hillenbrand's issuance of additional shares of its common stock in connection with the Proposed Transaction; the impact of the additional indebtedness Hillenbrand will incur in connection with the Proposed Transaction; risks relating to the value of the Hillenbrand shares to be issued in the Proposed Transaction; significant transaction costs and/or unknown liabilities of the Proposed Transaction; the possibility that the anticipated benefits from the Proposed Transaction cannot be realized by Hillenbrand in full or at all or may take longer to realize than expected; risks related to disruption of Milacron's management's attention from Milacron's ongoing business operations due to the Proposed Transaction; risks associated with contracts containing consent and/or other provisions that may be triggered by the Proposed Transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Milacron's operations with those of Hillenbrand will be greater than expected; the ability of Milacron and the combined company to retain and hire key personnel; the impact of new or changes in current laws, regulatory or other industry standards, including privacy and cybersecurity laws and regulations; and events beyond Hillenbrand's and Milacron's control, such as acts of terrorism. There can be no assurance that the Proposed Transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see Hillenbrand's and Milacron's reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Hillenbrand and/or Milacron from time to time. The forward-looking information herein is given as of this date only, and neither Hillenbrand nor Milacron undertakes any obligation to revise or update it.

Cautionary Statements 3 Additional Information and Where to Find It In connection with the proposed acquisition by Hillenbrand of Milacron (the “Proposed Transaction”), Hillenbrand will file with the SEC a registration statement on Form S-4 to register the shares of Hillenbrand's common stock to be issued in connection with the Proposed Transaction. The registration statement will include a document that serves as a prospectus of Hillenbrand and a proxy statement of Milacron (the “proxy statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY DO AND THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus will be sent to Milacron's stockholders when it becomes available. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC's website or from Hillenbrand or Milacron when it becomes available. The documents filed by Hillenbrand with the SEC may be obtained free of charge at Hillenbrand's website at www.hillenbrand.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Hillenbrand by requesting them by mail at Hillenbrand, Inc., One Batesville Boulevard, Batesville, IN 47006, or by telephone at (812) 931-6000. The documents filed by Milacron with the SEC may be obtained free of charge at Milacron's website at www.Milacron.com or at the SEC's website at www.sec.gov. These documents may also be obtained free of charge from Milacron by requesting them by mail at Milacron Holdings Corp., 10200 Alliance Road, Suite 200, Cincinnati, OH, 45242, or by telephone at (513) 487-5000 . Participants in the Solicitation Hillenbrand, Milacron and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Milacron's stockholders with respect to the Proposed Transaction. Information about Hillenbrand's directors and executive officers is available in Hillenbrand's Annual Report on Form 10-K for the fiscal year ended September 30, 2018 filed with the SEC on November 13, 2018 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on January 2, 2019. Information concerning the ownership of Milacron's securities by Milacron's directors and executive officers is included in their SEC filings on Forms 3, 4 and 5, and additional information regarding the names, affiliations and interests of such individuals is available in Milacron's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on February 28, 2019 and its definitive proxy statement for the 2019 annual meeting of shareholders filed with the SEC on March 15, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Hillenbrand or Milacron as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to another available exemption.

Company Overview & Strategy 4

Key Takeaways 5 Significant strides made transforming Hillenbrand into a global diversified industrial company 1 Now focused on building platforms to develop scale and enhance leadership positions to drive profitable growth 4 Market leadership driven by highly-engineered products with core technologies differentiated by applications expertise 2 The Hillenbrand Operating Model (HOM) is a competitive differentiator; historically focused on margin expansion and now adding tools to drive profitable growth 3 Flexible balance sheet supported by strong cash flow and appropriate debt level; expect to make additional strategic acquisitions to accelerate profitable growth 5 Passionate leadership team driving transformation with runway for significant shareholder value creation 6

Hillenbrand at a Glance 6 REVENUE BY GEOGRAPHY2 REVENUE BY SEGMENT REVENUE $1.8B ADJUSTED EBITDA MARGIN1 16.6% DIVIDEND YIELD 3.0% Global Diversified Industrial Company that Engineers, Manufactures, and Sells Products and Services into a Variety of End Markets LOCATIONS3 40 EMPLOYEES ~6,500 MARKET CAP $1.7B Market Cap and Dividend Yield as of 9/6/19; all other data as of 9/30/18 1 Adjusted EBITDA Margin is a Non-GAAP measure. See appendix for reconciliation. 2 Company estimate. 3 Includes headquarters, significant manufacturing and sales & technical locations.

7 Passionate Management Team Executing Strategy for Sustained Profitable Growth Hillenbrand Strategy to Create Shareholder Value Grow Organically through Four Key Imperatives Accelerate Profitable Growth with Disciplined M&A Leverage HOM to Drive Profitable Growth Effectively Deploy Strong Free Cash Flow 1 2 3 4

8 Have Realized Benefits but Significant Opportunity Ahead of Us Hillenbrand Operating Model: A Competitive Advantage UNDERSTAND THE BUSINESS FOCUS ON THE CRITICAL FEW GROW: GET BIGGER AND BETTER Consistent and Repeatable Framework Designed to Produce Efficient Processes and Drive Profitable Growth and Superior Value

9 A Transformative Deal to Create Meaningful Shareholder Value A pivotal step in Hillenbrand's vision to become a world-class global diversified industrial company Enhances Growth Opportunities with Leading Brands and New Technologies Adds Complementary Businesses; Increases Scale and Diversification Creates and Drives Efficiencies with Significant Cost Synergies Delivers Strong Financial Benefits Including Significant Recurring Revenue, EPS and Margin Accretion Acquisition of Milacron Provides Compelling Strategic and Financial Benefits

Milacron Businesses at a Glance¹ 10 ¹ 2018 financial metrics excluding Blow Molding business. 2 Adjusted EBITDA is a Non-GAAP measure. See appendix for reconciliation. $584M 2018 Revenue 14% Adj. EBITDA Margin2 Industrial Machinery / Custom Molders / Other 31% Construction 16% Automotive 15% Packaging 14% Consumer 13% Electronics 8% Medical 3% MELT DELIVERY & CONTROL SYSTEMS ADVANCED PLASTICS PROCESSING TECHNOLOGIES FLUID TECHNOLOGIES Highly engineered proprietary IP Global manufacturing footprint Integrated service lifecycle model driving aftermarket growth Largest field service technician network in the plastics industry Established industry leader with technologies essential to improving manufacturing operations $129M 2018 Revenue 23% Adj. EBITDA Margin2 Industrial Machinery / Custom Molders / Other 67% Automotive 23% Consumer 5% Electronics 5% $452M 2018 Revenue 29% Adj. EBITDA Margin2 Industrial Machinery / Custom Molders / Other 32% Automotive 23% Consumer 18% Packaging 11% Electronics 9% Medical 7% Hot runner systems and mold bases Extrusion Metal removal fluids Injection molding Parts & service

Strengthens Position Across Plastics Value Chain and Enhances Growth Opportunity

Plastics Value Chain

	Oil Refining & Cracking / Base Resin Production		Plastics Compounding		Plastics Processing – Extruded Products						Plastics Processing – Injection Molded Products						Recycling		
	Reactor, Pump	Conveying Extrusion	Conveying	Compounding	Onsite Storage	Conveying & Mixing	Extrusion	Part Ejection	Printing & Labeling	Packaging	Onsite storage	Conveying & Mixing	Drying & Molding	Part Ejection	Printing & Labeling	Packaging	Size Reduction	Extrus Pelletizer, Classifier	
coperion		✓	✓	✓		✓	✓ (moderate)											✓ (moderate)	
MILACRON							✓						✓	✓					
Combined		✓	✓	✓		✓	✓						✓	✓				✓ (moderate)	

Oil Refining & Cracking / Base Resin Production
- Reactor
- Pump
- Pipe
- Gas Compressor
- Material handling
- Extruder
- Pelletizer

Plastics Compounding
- Material handling
- Feeders
- Mixers
- Compounders
- Pelletizers
- Classifiers

Plastics Processing – Extruded Products
- Silos
- Feeder
- Conveyor piping
- Vacuum pump
- Hopper blender
- Mixer
- Material handling

- Extruder
- Dies
- Cutting
- Mold
- Material handling robot
- Cutting and pulling machine

- Printing machine
- Labeling machine
- Case packer
- Palletizing equipment

Plastics Processing – Injection Molded Products
- Silos
- Feeder
- Conveyor piping
- Vacuum pump
- Hopper blender
- Mixer

- Dryer
- Funnel
- Injection unit
- Heating unit
- Hot runners
- Cooling line (pipes)
- Control unit
- Material handling robot

- Printing machine
- Labeling machine
- Case packer
- Palletizing equipment

Recycling
- Grinder
- Melt filter
- Extruder (single-screw)
- Extruder (twin-screw)
- Washer
- Pelletizer
- Classifier
- Conveyor
- Palletizing equipment

Primary process step | Secondary process step | Hillenbrand equipment offering | Milacron equipment offering | Significant product offering | Moderate product offering | No offering

Better Positioned to Serve Customers and Cross-Sell Products

HILLENBRAND | Investor Presentation 11

Strategic Priorities 12 Grow Organically through Four Key Imperatives Leverage core technologies and applications expertise to build leadership positions Deepen customer engagement and revenue potential Target broad installed base and pursue new opportunities to grow recurring revenue Take advantage of strong geographic footprint to expand customer base and win in new markets Accelerate Profitable Growth with Disciplined M&A Operational excellence demonstrated by consistent margin expansion; adding tools to further drive profitable growth Early in operational excellence journey Key areas of focus: Innovation, Lean, Procurement, and Business Simplification Leverage HOM to Drive Profitable Growth Strengthen existing leadership positions and build targeted platforms in food & pharma, separation and flow control Disciplined approach to deal pipeline from a strategic, operational, and financial perspective Effectively Deploy Strong Free Cash Flow Reinvest in the business through new product development and expand into new end markets and geographies Invest in targeted acquisitions with compelling financial returns and profitable growth potential Return cash to shareholders through consistent dividends and opportunistic share repurchases

Enterprise-wide process optimization and standardization Supply-base rationalization Strategic supplier relationships for improved cost, quality, and working capital efficiency Value engineering to reduce cost and improve manufacturability Active footprint management Global Business Services operating with standard processes supporting the enterprise Unified approach to identify customer needs and provide complete solutions Information Technology systems rationalization Expand applications and systems expertise to adjacent end markets Expand service business geographically Enhance innovation and new product development Develop framework to win in China Lead time as a competitive advantage Manage global manufacturing and engineering capacities to improve efficiency Strategic supplier relationships to manage demand fluctuations and changing customer needs 13 Focus Areas for Creating Value through HOM Procurement Business Simplification Growth Rapid Response Expected Annual Savings of $40 - $50M Improved Operating Leverage Above-Market Growth Above-Market Growth Lean Strategy/SDP Lean Segmentation Lean Strategy/SDP Innovation Toolkit Acquisition

Process Equipment Group 14

15 HOM Drives Strong Profit Margin and Free Cash Flow Process Equipment Group at a Glance 1 Based on FY 2018 sales and Company estimates 2 Adjusted EBITDA Margin is a Non-GAAP measure. See appendix for reconciliation. REVENUE BY END MARKET1 REVENUE BY GEOGRAPHY1 PERFORMANCE ($M) ORDER BACKLOG ($M) $965 $1,028 $1,220 16.7% 17.3% 17.7% 0% 5% 10% 15% 20% 25% 30% 35% $500 $700 $900 $1,100 $1,300 FY 16 FY 17 FY 18 Revenue Adj. EBITDA Margin²

16 PRODUCT PORTFOLIO Products: Compounders and extruders Material handling equipment Feeders, components, and system solutions Parts & service Separation Products: Screening equipment Sizing equipment Parts & service Flow Control Products: Pumping solutions Highly-engineered valves Parts & service Size Reduction Products: Crushers Material handling equipment Parts & service END MARKETS Polyolefins Engineered Plastics Chemicals Processed Food & Pharma Minerals & Fertilizers Food & Agriculture Proppants Municipal Water and Wastewater Industrial Water and Wastewater Coal Power & Mining Forest Products Steel PORTION OF PEG REVENUE1 Diverse Brands with Significant Scale in Plastics 1 Based on FY 2018 sales.

17 Value-Added Services Include: Maintenance, Parts, Modernization, and Field Service Individual Components to Integrated Systems in Plastics COMPOUNDING & EXTRUSION SYSTEMS Highly-engineered conversion systems used in high volume polyolefin production (polyethylene and polypropylene) Smaller conversion systems for engineered plastics, PVC, and chemicals EQUIPMENT & COMPONENTS Feeding equipment and components for large and small systems Feeders Highly-engineered valves Pneumatic conveying subsystems MATERIALS HANDLING Large engineered pneumatic material handling systems mainly for the polyolefin industry Turnkey Solutions – Coperion engineers all key equipment and processes for a turnkey plant

Large Installed Base Provides Long Tail for Revenue Generation


ILLUSTRATIVE LIFECYCLE OF AFTERMARKET SALES AND SERVICE
NEW EQUIPMENT BUSINESS
AFTERMARKET BUSINESS
YEAR
0
1
2
3
16+
POLYOLEFIN
Extruders
Turnaround
Modernization
Turnaround
Material Handling
Modernization
Feeders
OI
ENGINEERED PLASTIC
Extruders
Turnaround
Modernization
Turnaround
Material Handling
Modernization
Feeders
OI
OI New Machine
Spare Parts Package
Commissioning / Startup

HILLENBRAND | Investor Presentation
18

19 Strong Secular Trends Support Global Growth Growing Global Population and Rapidly Expanding Middle Class Driving Secular Growth Trends Energy consumption Products that require more and highly technical plastics and petrochemicals Safe, convenient processed food Minerals and fertilizers for agriculture Water infrastructure, safety, and efficiency Construction and transportation

20 Building Leadership Positions in Core Markets and Near Adjacencies Large Addressable Markets and Areas of Focus Plastics & Chemicals Food & Pharma Separation Flow Control $12B $16B $10B $38B

21 PEG Strategy Strengthen Leadership Positions and Build Targeted Platforms Leverage core technologies and applications expertise to further penetrate current markets Grow platforms to critical mass in plastics & chemicals, food & pharma, separation, and flow control to achieve benefits of market leadership and scale Enter attractive new markets and near adjacencies with large addressable opportunities Leverage global footprint to expand customer base and win in new markets Drive Innovation and New Product Development Provide innovative product and service solutions to solve customers’ challenges Extend applications expertise to win in adjacent markets with high growth potential Develop new products driven by voice of customer input and changing needs Provide value-added end-to-end solutions from individual components to integrated systems Leverage HOM to Drive Margin Expansion and Profitable Growth Apply HOM tools, including voice of customer and segmentation, for profitable growth Drive best-in-class lead times to grow share in aftermarket parts & service business Implement strategic supplier relationships to improve cost and quality Enhance productivity through process standardization

Batesville 22

Batesville at a Glance

Customers	Licensed funeral directors
Geography	U.S. & Canada
Employees	3,000+
Sales Channel	~200 sales professionals selling direct to funeral homes
Manufacturing Operations	4 world-class, award-winning operations
Distribution Network	Rapid, reliable delivery through ~90 service centers

REVENUE BY PRODUCT



11%
89%
Caskets
Other

PERFORMANCE ($M)



$574
$562
$551
25.0%
25.2%
21.9%
FY 16
FY 17
FY 18
Revenue
Adj. EBITDA Margin[1]

Leadership Drives Strong Profit Margins and Free Cash Flow

[1] Adjusted EBITDA Margin is a Non-GAAP measure. See appendix for reconciliation.

HILLENBRAND | Investor Presentation
23

Sizable Market Impacted by Changing Consumer Preferences

Batesville

Burials vs. Cremations (000s)[1]



2018
Deaths
Cremations
Burials
4,000
3,000
2,000
1,000
-
2010
2015
2020E
2025E
2030E

~$3B[1]
Death Care Products Industry in U.S. and Canada



12%
19%
20%
49%
Caskets
Markers
Vaults
Cremation & Other

- Demand for caskets driven by long-term, predictable demographics, and consumer trends
- Consumer spending on caskets has not kept pace with inflation, resulting in annual mix decline
- Addressing industry challenges using HOM to guide our investments in new products and solutions

[1] Source: CDC, Cremation Association of North America, NFDA, and Company estimates.

HILLENBRAND | Investor Presentation 24

25 Batesville Strategy Strengthen Leadership Position in Death Care Leverage HOM to provide comprehensive offering and customized solutions Introduce new products in response to consumer trends Create personalization options aligned with consumer preferences Leverage technology connectivity to enhance consumer experience and create efficiencies Optimize Business Structure to Drive Profitability and Cash Flow Continuing to Strengthen and Develop Talent Recruit and develop leaders skilled in HOM tools to drive breakthrough thinking Develop next generation sales leaders to drive performance and strengthen relationships Expand digital marketing expertise and further develop strategic relationships Drive supply chain and SG&A productivity through continued application of HOM Implement supply chain financing to improve working capital and leverage lean to drive inventory efficiencies Enhance logistics capabilities by further incorporating mobile technologies

Financial Overview 26

27 Strategy Execution Driving Strong Results Hillenbrand 3-Year Financial Performance Overview REVENUE ($M) $1,538 $1,590 $1,770 ADJ. EBITDA MARGIN1 ADJ. EPS1 1 Adjusted EBITDA Margin and Adjusted EPS are Non-GAAP measures. See appendix for reconciliation. ORDER BACKLOG ($M) $574 $562 $551 $965 $1,028 $1,220 FY16 FY17 FY18 Batesville PEG 17.4% 17.7% 16.6% FY16 FY17 FY18 $2.01 $2.11 $2.43 FY16 FY17 FY18 $500 $632 $815 FY16 FY17 FY18

28 Working Capital Focus Driving Free Cash Flow and Fueling Investment for Future Growth 3-Year Cash Performance Overview FREE CASH FLOW ($M)1 WORKING CAPITAL TURNS3 FCF CONVERSION1 1 Free Cash Flow and Free Cash Flow Conversion are Non-GAAP measures. See appendix for reconciliation. 2 FY18 FCF Conversion is adjusted for impairment. See appendix for reconciliation. 3 Based on company calculation. 2 186% 175% 154% FY16 FY17 FY18 $217 $224 221 FY16 FY17 FY18 6.2 8.5 9.4 FY16 FY17 FY18

29 Q3 Revenue and Adjusted EPS Flat Year-Over-Year; Backlog Remained Strong Fiscal Year 3Q18 vs. Fiscal Year 3Q19 REVENUE ($M) $446 $447 ADJ. EBITDA MARGIN1 ADJ. EPS1 1 Adjusted EBITDA Margin and Adjusted EPS are Non-GAAP measures. See appendix for reconciliation. ORDER BACKLOG ($M) +0.1% +20% 0% -40bps $129 $131 $317 $315 3Q18 3Q19 Batesville PEG 16.0% 15.6% 3Q18 3Q19 $0.57 $0.57 3Q18 3Q19 $783 $940 3Q18 3Q19

30 Portfolio Diversity Expected to Provide Sufficient Liquidity to Operate in All Macroeconomic Environments Ability to Generate Cash Flow Through The Cycle Note: Chart is illustrative Relatively immune to cyclical swings Provides relatively stable trend Enters cycle slowly; exits slowly Enters cycle quickly; Rebounds quickly Timing and Magnitude of Downturns Affect Businesses Differently Backlog includes significant number of large, long-dated projects Small to medium equipment enter/exit cycles more quickly Aftermarket parts and service move in/out of cycles rapidly Milacron’s businesses track differently Downturn/Recession Scenario Batesville Aftermarket Small/Medium Equipment Large Systems 0 500 1,000 1,500 2,000 2,500 3,000 EBITDA

Capital Allocation: FY16 – FY18 Capital Allocation Framework 31 Balanced Capital Allocation Strategy to Drive Shareholder Value REINVEST IN THE BUSINESS Drive innovation and new product development Expand into new end markets and geographies Annual capex <2% of revenue STRATEGIC ACQUISITIONS Acquisitions are a strategic priority, although plan to curtail M&A post-Milacron as part of goal to de-lever back to long term leverage targets Strengthen existing leadership positions and build targeted platforms RETURN CASH TO SHAREHOLDERS Dividend yield of 3.0%1 Ten consecutive years of dividend increases Opportunistic share repurchases, primarily to offset dilution, although plan to curtail share repurchases as part of goal to de-lever back to long-term targets 1 As of 9/6/19

32 Confident in Ability to Execute Our Strategy and Achieve Meaningful Returns for Shareholders 2020 Financial Framework ORGANIC REVENUE GROWTH 2% to 4% CAGR PROCESS EQUIPMENT GROUP 4% to 6% CAGR BATESVILLE -3% to -1% CAGR PEG ADJ. EBITDA MARGIN + 250 bps ADJUSTED EPS Double Digit CAGR2 2020 Targets 1 Targets for period from fiscal year 2017 to fiscal year 2020 2 5% to 7% excluding acquisitions. 1

Key Takeaways 33 Significant strides made transforming Hillenbrand into a global diversified industrial company 1 Now focused on building platforms to develop scale and enhance leadership positions to drive profitable growth 4 Market leadership driven by highly-engineered products with core technologies differentiated by applications expertise 2 The Hillenbrand Operating Model (HOM) is a competitive differentiator; historically focused on margin expansion and now adding tools to drive profitable growth 3 Flexible balance sheet supported by strong cash flow and appropriate debt level; expect to make additional strategic acquisitions to accelerate profitable growth 5 Passionate leadership team driving transformation with runway for significant shareholder value creation 6

Appendix 34

Disclosure Regarding Non-GAAP Measures While we report financial results in accordance with accounting principles generally accepted in the United States (GAAP), we also provide certain non-GAAP operating performance measures. These non-GAAP measures are referred to as “adjusted” and exclude impairment charges, expenses associated with business acquisition, development, and integration, restructuring and restructuring related charges, litigation, inventory step-up, backlog amortization, and pension settlement charges. The related income tax for all of these items is also excluded. These non-GAAP measures also exclude the non-recurring tax benefits and expenses related to the Tax Act. This non-GAAP information is provided as a supplement, not as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. One important non-GAAP measure that we use is adjusted earnings before interest, income tax, depreciation, and amortization (“adjusted EBITDA”). A part of our strategy is to selectively acquire companies that we believe can benefit from our core competencies to spur faster and more profitable growth. Given that strategy, it is a natural consequence to incur related expenses, such as amortization from acquired intangible assets and additional interest expense from debt-funded acquisitions. Accordingly, we use adjusted EBITDA, among other measures, to monitor our business performance. Free cash flow (FCF) is defined as cash flow from operations less capital expenditures. We use a related term, free cash flow to net income conversion rate, to refer to free cash flow divided by GAAP net income. Hillenbrand considers FCF and free cash flow to net income conversion rate important indicators of Hillenbrand’s liquidity, as well as its ability to fund future growth and to provide a return to shareholders. FCF does not include deductions for debt service (repayments of principal), other borrowing activity, dividends on Hillenbrand’s common stock, repurchases of Hillenbrand’s common stock, business acquisitions, and other items. Another important non-GAAP measure that we use is backlog. Backlog is not a term recognized under GAAP; however, it is a common measurement used in industries with extended lead times for order fulfillment (long-term contracts), like those in which our Process Equipment Group competes. Order backlog represents the amount of consolidated revenue that we expect to realize on contracts awarded related to the Process Equipment Group. Backlog includes expected revenue from large systems and equipment, as well as replacement parts, components, and service. Given that there is no GAAP financial measure comparable to backlog, a quantitative reconciliation is not provided. We use this non-GAAP information internally to make operating decisions and believe it is helpful to investors because it allows more meaningful period-to-period comparisons of our ongoing operating results. The information can also be used to perform trend analysis and to better identify operating trends that may otherwise be masked or distorted by these types of items. Hillenbrand believes this information provides a higher degree of transparency. 35

Q3 FY19 & Q3 FY18 Reconciliation of Adjusted EBITDA to Consolidated Net Income 36 ($ in millions) 2019 2018 2019 2018 Adjusted EBITDA: Process Equipment Group 54.9 $ 58.2 $ 156.6 $ 153.7 $ Batesville 25.3 25.6 83.6 92.1 Corporate (10.7) (12.4) (31.7) (32.9) Less: Interest income (0.3) (0.3) (0.7) (1.1) Interest expense 5.2 5.5 16.1 17.8 Income tax expense 11.6 15.2 39.9 52.5 Depreciation and amortization 15.1 14.2 44.3 42.0 Impairment charge - - - 63.4 Business acquisition, development, and integration 3.8 0.1 4.9 2.6 Inventory step-up - - 0.2 - Restructuring and restructuring related 2.4 0.5 3.6 1.7 Consolidated net income 31.7 $ 36.2 $ 100.2 $ 34.0 $ Three Months Ended June 30, Nine Months Ended June 30,

Q3 FY19 & Q3 FY18 Reconciliation Of Non-GAAP Measures 37 $ in millions, except per share data (1) Net income attributable to Hillenbrand (2) The revaluation of the deferred tax balances, the tax on unremitted foreign earnings, and change in deferred tax liability as a result of revising our permanent reinvestment assertion on earnings of foreign subsidiaries driven by the Tax Act

Reconciliation of Non-GAAP Measures 38 ($ in millions, except per share data) Years Ended September 30, 2018 2017 2016 2015 Net Income1 $ 76.6 $ 126.2 $ 112.8 $ 111.4 Restructuring and Restructuring Related 2.5 12.3 10.4 8.9 Business Acquisition, Development, and Integration 3.5 1.1 3.7 3.6 Litigation - - - 0.5 Inventory Step-up - - 2.4 - Backlog Amortization - - 4.5 - Impairment Charge 63.4 - 2.2 - Pension Settlement Charge - - - 17.7 Tax Act2 12.2 - - - Tax Effect of Adjustments (2.9) (4.8) (8.0) (11.2) Adjusted Net Income1 $ 155.3 $ 134.8 $ 128.0 $ 130.9 Diluted EPS $ 1.20 $ 1.97 $ 1.77 $ 1.74 Restructuring and Restructuring Related 0.04 0.19 0.16 0.14 Business Acquisition, Development, and Integration 0.06 0.02 0.06 0.06 Litigation - - - 0.01 Inventory Step-up - - 0.04 - Backlog Amortization - - 0.07 - Impairment Charge 0.99 - 0.04 - Pension Settlement Charge - - - 0.28 Tax Act2 0.19 - - - Tax Effect of Adjustments (0.05) (0.07) (0.13) (0.18) Adjusted Diluted EPS $ 2.43 $ 2.11 $ 2.01 $ 2.05 1 Net income attributable to Hillenbrand.

Hillenbrand Adjusted EBITDA to Consolidated Net Income Reconciliation 39 ($ in millions) Years Ended September 30, 2018 2017 2016 2015 2014 2013 2012 Adjusted EBITDA: Process Equipment Group $ 215.8 $ 177.7 $ 160.9 $ 160.5 $ 150.4 $ 116.4 $ 79.7 Batesville 120.8 141.9 143.5 145.5 150.8 161.0 152.8 Corporate (42.3) (38.6) (37.3) (37.3) (25.7) (29.9) (25.1) Less: Interest Income (1.4) (0.9) (1.2) (1.0) (0.8) (0.6) (0.5) Interest Expense 23.3 25.2 25.3 23.8 23.3 24.0 12.4 Income Tax Expense 65.3 59.9 47.3 49.1 48.7 28.3 30.1 Depreciation and Amortization 56.5 56.6 60.4 54.3 58.4 89.4 40.4 Business Acquisition, Development, and Integration 3.5 1.1 3.7 3.6 8.4 16.0 4.2 Inventory Step-up - - 2.4 - - 21.8 - Restructuring and Restructuring Related 2.5 10.7 10.2 7.5 5.5 2.8 8.3 Impairment Charge 63.4 - 2.2 - - - - Litigation - - - 0.5 20.8 0.2 5.5 Pension Settlement Charge - - - 17.7 - - - Other - - - - - 0.2 - Long-term Incentive Compensation Related to the Int’l Integration - - - - - - 2.2 Consolidated Net Income $ 81.2 $ 128.4 $ 116.8 $ 113.2 $ 111.2 $ 65.4 $ 104.8

Cash Flow Information

($ in millions, except per share data)

	Years Ended September 30,						
	2018	2017	2016	2015	2014	2013	2012
Operating Activities							
Consolidated Net Income (A)	$ 81.2	$ 128.4	$ 116.8	$ 113.2	$ 111.2	$ 65.4	$ 104.8
Depreciation and Amortization	56.5	56.6	60.4	54.3	58.4	89.4	40.4
Impairment Charge (D)	63.4	-	-	-	-	-	-
Change in Working Capital	4.6	33.3	51.2	(86.8)	22.6	(12.3)	(19.8)
Pension Settlement Charge	-	-	-	17.7	-	-	-
Other, Net	42.6	27.9	9.8	6.6	(12.6)	(15.3)	12.8
Net Cash Provided by Operating Activities (B)	**$ 248.3**	**$ 246.2**	**$ 238.2**	**$ 105.0**	**$ 179.6**	**$ 127.2**	**$ 138.2**
Capital Expenditures (C)	(27.0)	(22.0)	(21.2)	(31.0)	(23.6)	(29.9)	(20.9)
Acquisition of Business, Net of Cash Acquired	-	-	(235.4)	-	-	(415.7)	(4.4)
Debt Activity	(174.1)	(147.2)	83.8	(26.2)	(104.1)	385.6	(162.3)
Dividends	(52.1)	(51.9)	(51.1)	(50.4)	(49.7)	(48.7)	(47.6)
Other	(5.1)	(11.1)	(10.6)	(7.1)	13.1	4.0	1.7
Net Change in Cash	$ (10.0)	$ 14.0	$ 3.7	$ (9.7)	$ 15.3	$ 22.5	$ (95.3)
Free Cash Flow (B-C)	**$ 221.3**	**$ 224.2**	**$ 217.0**	**$ 74.0**	**$ 156.0**	**$ 97.3**	**$ 117.3**
Free Cash Flow Conversion (FCF/(A+D))	**154%**	**175%**	**186%**	**65%**	**140%**	**149%**	**112%**

HILLENBRAND | Investor Presentation

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41 FY18 Free Cash Flow to Net Income Conversion as Adjusted for Impairment Twelve Months Ended September 30, 2018 Net cash provided by operating activities $ 248.3 Less: Capital expenditures 27.0 Free cash flow $ 221.3 Consolidated net income $ 81.2 Impairment charges (net of tax) 62.3 Consolidated net income excluding the non-cash impairment charge $ 143.5 Free cash flow to net income conversion rate 154% ($ in millions)

Milacron Segment EBITDA Reconciliation Milacron prepares its financial statements in accordance with United States generally accepted accounting principles (GAAP). Adjusted EBITDA and Pro Forma EBITDA are non-GAAP financial measures. The non-GAAP information presented provides additional information, but should not be considered in isolation or as a substitute for the related GAAP measure. Investors are encouraged to read Milacron's financial statements and publicly filed reports in their entirety and not rely on any single financial measure. 42